Exhibit 99.2

WIX.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

INDEX

Page

Interim Condensed Consolidated Balance Sheets (Unaudited)	F-2 - F-3

Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited)	F-4

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficiency) (Unaudited)	F-5

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)	F-6 - F-7

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)	F-8 - F-33

- - - - - - - - - - -

WIX.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)

	June 30, 2025	December 31, 2024
ASSETS	(Unaudited)

CURRENT ASSETS:
Cash and cash equivalents	$693,042	$660,939
Restricted cash	11,100	—
Short-term deposits	111,892	106,844
Restricted deposits	901	773
Marketable securities	310,061	338,593
Trade receivables	55,354	44,674
Prepaid expenses and other current assets	95,975	128,577

Total current assets	1,278,325	1,280,400

LONG-TERM ASSETS:
Prepaid expenses and other long-term assets	32,934	27,021
Property and equipment, net	121,715	128,155
Deferred tax assets, net	70,325	—
Marketable securities	5,259	6,135
Intangible assets, net	24,645	22,141
Goodwill	87,600	49,329
Operating lease right-of-use assets	393,460	399,861

Total long-term assets	735,938	632,642

TOTAL ASSETS	$2,014,263	$1,913,042

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)

	June 30, 2025	December 31, 2024
LIABILITIES AND SHAREHOLDERS' DEFICIENCY	(Unaudited)

CURRENT LIABILITIES:
Trade payables	$25,237	$47,077
Employees and payroll accruals	100,742	143,131
Deferred revenues	715,705	661,171
Current portion of convertible notes, net	574,469	572,880
Accrued expenses and other current liabilities	133,742	63,246
Operating lease liabilities	32,806	27,907

Total current liabilities	1,582,701	1,515,412

LONG-TERM LIABILITIES:
Deferred revenues	105,331	89,271
Deferred tax liabilities	5,476	1,965
Other long-term liabilities	45,657	16,021
Operating lease liabilities	392,761	369,159

Total long-term liabilities	549,225	476,416

Total liabilities	2,131,926	1,991,828

Commitments and contingencies

SHAREHOLDERS' DEFICIENCY:
Ordinary shares of NIS 0.01 par value - Authorized: 500,000,000 shares at June 30, 2025 and December 31, 2024; Issued 65,811,240 and 67,418,465 shares at June 30, 2025 and December 31, 2024, respectively; Outstanding: 55,686,229 and 56,107,932 shares at June 30, 2025 and December 31, 2024, respectively	106	107
Additional paid-in capital	1,988,990	1,840,574
Treasury shares at cost, 10,125,011 ordinary shares as of June 30, 2025 and 8,610,533 as of December 31, 2024	(1,325,163)	(1,025,167)
Accumulated other comprehensive income	28,477	7,242
Accumulated deficit	(810,073)	(901,542)

Total shareholders' deficiency	(117,663)	(78,786)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$2,014,263	$1,913,042

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
U.S. dollars in thousands (except per share data)

	Six Months Ended June 30
	2025	2024

Revenues
Creative Subscriptions	$683,132	$616,418
Business Solutions	280,449	239,104
	963,581	855,522
Cost of Revenues
Creative Subscriptions	110,198	107,842
Business Solutions	194,934	171,129
	305,132	278,971
Gross profit	658,449	576,551

Research and development, net	262,232	243,502
Selling and marketing	224,718	209,732
General and administrative	89,788	85,042

Total operating expenses	576,738	538,276

Operating income	81,711	38,275
Financial income (expenses), net	(32,545)	31,267
Other income	187	249

Income before taxes on income	49,353	69,791
Income tax expense (benefit)	(42,116)	6,271

Net income	$91,469	$63,520

Other comprehensive income:

Unrealized gain from marketable securities, net	221	1,613
Unrealized gain (loss) on cash flow hedge, net	21,014	(9,526)

Other comprehensive income (loss) for the year, net	21,235	(7,913)

Total comprehensive income	$112,704	$55,607

Basic net income per ordinary share	$1.64	$1.14

Diluted net income per ordinary share	$1.55	$1.09
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional Paid-in	Treasury	Other Comprehensive	Accumulated	Total Shareholders'
	Shares	Amount	Capital	Shares	Income (Loss), net	Deficit	Deficiency

Balance as of December 31, 2023	57,172,595	$110	$1,539,952	$(558,875)	$4,192	$(1,039,864)	$(54,485)

Exercise of options, ESPP shares and vesting of RSUs	1,203,593	3	24,240	—	—	—	24,243
Share-based compensation	—	—	118,227	—	—	—	118,227
Purchase of treasury shares	(3,593,721)	(10)	—	(466,292)	—	—	(466,302)
Other comprehensive income	—	—	—	—	(7,913)	—	(7,913)
Net income	—	—	—	—	—	63,520	63,520

Balance as of June 30, 2024	54,782,467	103	1,682,419	(1,025,167)	(3,721)	(976,344)	(322,710)

Balance as of December 31, 2024	56,107,932	107	1,840,574	(1,025,167)	7,242	(901,542)	(78,786)

Exercise of options, ESPP shares and vesting of RSUs	1,092,775	3	23,011	—	—	—	23,014
Share-based compensation	—	—	119,885	—	—	—	119,885
Purchase of treasury shares	(1,514,478)	(4)	—	(299,996)	—	—	(300,000)
Release of valuation allowance	—	—	5,520	—	—	—	5,520
Other comprehensive income	—	—	—	—	21,235	—	21,235
Net income	—	—	—	—	—	91,469	91,469

Balance as of June 30, 2025	55,686,229	$106	$1,988,990	$(1,325,163)	$28,477	$(810,073)	$(117,663)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
U.S. dollars in thousands

	Six Months Ended June 30
	2025	2024
Cash flows from operating activities:

Net income	$91,469	$63,520
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,236	12,869
Amortization	2,731	2,948
Share based compensation expenses	119,700	118,028
Amortization of debt issuance costs	1,589	1,581
Changes in accrued interest and exchange rate on short-term and long-term deposits	(98)	1,770
Amortization of premium and discount, accrued interest, and other gains (losses) on marketable debt securities, net	(20,852)	3,703
Remeasurement loss (gain) on marketable equity securities and investments in privately held companies	(42)	(2,536)
Changes in deferred income taxes, net	(64,816)	(5,219)
Changes in operating lease right-of-use assets	9,603	10,310
Changes in operating lease liabilities	25,299	(11,512)
Loss on foreign exchange, net	(16,296)	2,151
Decrease (increase) in trade receivables	(10,610)	1,610
Decrease (increase) in prepaid expenses and other current and long-term assets	52,241	(40,763)
Decrease in trade payables	(21,919)	(16,625)
Increase (decrease) in employees and payroll accruals	(42,739)	11,261
Increase in short-term and long-term deferred revenues	70,573	66,745
Increase in accrued expenses and other current liabilities	87,757	14,024

Net cash provided by operating activities	295,826	233,865

Cash flows from investing activities:

Proceeds from short-term and restricted deposits	107,780	985
Investment in short-term and restricted deposits	(112,810)	(30,173)
Proceeds from available-for-sale marketable debt securities	51,300	91,155
Proceeds from trading marketable debt securities	190,217	—
Investment in trading marketable debt securities	(191,006)	(191,545)
Purchase of property and equipment and lease prepayment	(4,894)	(14,586)
Capitalization of internal use of software	(826)	(734)
Proceeds from sale of marketable equity securities	—	22,148
Investments in privately held companies	(3,108)	(1,010)
Proceed from investments in privately held companies	417	—
Payments for businesses acquired, net of acquired cash	(18,545)	—
Proceeds from (investment in) other assets	(10,458)	550

Net cash provided by (used in) investing activities	8,067	(123,210)

WIX.COM LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
U.S. dollars in thousands

	Six Months Ended June 30
	2025	2024
Cash flows from financing activities:

Purchase of treasury shares	(300,000)	(466,302)
Proceeds from exercise of options and ESPP shares	23,014	24,243

Net cash used in financing activities	(276,986)	(442,059)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	16,296	(2,151)

Increase (decrease) in cash, cash equivalents and restricted cash	43,203	(333,555)

Cash, cash equivalents and restricted cash at the beginning of the period	660,939	609,622

Cash, cash equivalents and restricted cash at the end of the period	$704,142	$276,067

Supplemental disclosure of cash flow activities:

Cash paid during the year for taxes	$2,143	$8,718

Interest received during the year	$24,425	$21,610

Supplemental information for non-cash transactions:

Right-of-use assets obtained in exchange for operating lease liabilities	$3,202	$2,651

Non-cash purchase of property and equipment	$306	$323

Reconciliation of cash, cash equivalents, and restricted cash, end of period:

Cash and cash equivalents	$693,042	$276,067
Restricted cash	11,100	—

	$704,142	$276,067

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL
Wix.com Ltd., an Israeli corporation (incorporated in October 2006), and its subsidiaries (collectively, the “Company” or “Wix”), was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Wix is a leading, global, web development platform for millions of creators, delivering its solutions through a Software-as-a-Service (SaaS) model. Since its founding, Wix has developed and launched multiple innovative products, services, and business solutions that empower any business, organization or brand worldwide to create, manage and grow a fully integrated and dynamic digital presence.

NOTE 2:-    BASIS OF PRESENTATION
These unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The condensed consolidated balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements as of that date, but does not include all of the accompanying disclosures. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 21, 2025.

In the opinion of the Company, all adjustments considered necessary for a fair presentation have been included. The results for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for any subsequent period or for the year ending December 31, 2025.

NOTE 3:-    SIGNIFICANT ACCOUNTING POLICIES
There have been no material changes to the Company’s significant accounting policies and no material updates in the Company’s assessment of the recent accounting pronouncements not yet adopted, compared to those described in the Company’s annual consolidated financial statements for the year ended December 31, 2024.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 3:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
a.Use of estimates:

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. The accounting estimates that require management’s subjective judgments include, but are not limited to, those related to revenue recognition, income taxes, share-based compensation, lease accounting, and purchase price allocation on acquisitions including the determination of useful lives. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

b.Revenue recognition:

Deferred revenues

Contract liabilities consist of deferred revenues and primarily include payments received in advance of the Company’s performance under the contract. Deferred revenues are recognized as revenue when transfer of control to customers has occurred. The balance of deferred revenues, including current and long-term balances, was $821,036 as of June 30, 2025, and $750,442 as of December 31, 2024. The change in the deferred revenues balance during the period primarily consisted of increases due to payments received in advance of performance, which were offset by decreases due to revenues recognized in the period. During the six months ended June 30, 2025, the Company recognized 70% of the revenue that was included in the current deferred revenues balance at the beginning of the period.

Trade receivables

The Company records trade receivables when it has unconditional right to consideration. An allowance for credit losses is recognized based on the Company’s evaluation of the collectability of accounts, which considers factors such as the nature and size of the customer, historical collection patterns, and the age of overdue invoices. The allowance for credit losses was not material for the periods presented.

Remaining performance obligations

The Company’s remaining performance obligations represent revenues that have not yet been recognized and include deferred revenues and unbilled amounts that will be recognized as revenues in future periods. As of June 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $854,729.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 3:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
As of June 30, 2025, the Company expects to recognize 83% of its remaining performance obligations as revenues over the next 12 months, and the remainder thereafter.

Disaggregation of revenue

The Company provides disaggregation of revenue based on Creative Subscriptions and Business Solutions classification on the condensed consolidated statements of comprehensive income and based on geographic region (see Note 12), as it believes these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

c.Derivatives instruments:

The Company enters into derivative transactions primarily to hedge foreign exchange risks, using foreign currency derivatives, mainly forward and option contracts.

Derivative instruments are recognized as assets or liabilities at fair value and presented within prepaid expenses and other current assets, or accrued expenses and other current liabilities, as applicable. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative.

Derivative instruments designated as hedging instruments:

The Company has instituted a foreign currency cash flow hedging program to mitigate the impact of exchange rate fluctuations on forecasted salary payments, primarily those denominated in NIS. These exposures are primarily hedged using forward and option contracts designated as cash flow hedging instruments.

The fair value of derivative assets designated as hedging instruments as of June 30, 2025 and December 31, 2024 totaled $32,992 and $9,088, respectively. The Company had no derivative liabilities designated as hedging instruments as of June 30, 2025 and December 31, 2024.

As of June 30, 2025 and December 31, 2024, net unrealized gains related to derivatives designated as hedging instruments, which were accumulated in other comprehensive income, were $29,033 and $7,997, respectively (net of taxes of $3,959 and $1,091, respectively). These amounts are expected to be reclassified into earnings over the next 12 months.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 3:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
During the six months ended June 30, 2025, gains of $8,769 were reclassified from accumulated other comprehensive income into net income. During the six months ended June 30, 2024, losses of $7,198 were similarly reclassified. These reclassifications relate to derivatives designated as hedging instruments and primarily impacted the research and development line item in the condensed consolidated statements of comprehensive income. There were no reclassification adjustments related to other items of other comprehensive income.

As of June 30, 2025 and December 31, 2024, the notional amounts of foreign currency derivative contracts designated as hedging instruments were $292,917 and $334,738, respectively. These contracts will expire over the next 12 months.

Derivative instruments not designated as hedging instruments:

The Company also uses derivative instruments not designated as hedging instruments, primarily to economically hedge foreign exchange risk related to certain revenue transactions denominated in Euros, British pounds, Japanese Yen, and NIS. These exposures are mainly hedged through forward and option contracts.

The fair value of derivative assets not designated as hedging instruments as of June 30, 2025 and December 31, 2024 totaled $4,359 and $4,056, respectively. The fair value of derivative liabilities not designated as hedging instruments as of June 30, 2025 and December 31, 2024 totaled $36,179 and $2, respectively.

During the six months ended June 30, 2025 and 2024, the Company recorded financial income (expenses), net, from derivatives not designated as hedging instruments, in the amount of $(31,820) and $4,054, respectively.

As of June 30, 2025 and December 31, 2024, the notional amounts of foreign currency derivative contracts not designated as hedging instruments were $743,326 and $185,563, respectively. These contracts will expire over the next 14 months.

d.Restricted cash:

Restricted cash represents amounts held in financial institutions that are legally restricted from withdrawal or use. As of December 31, 2024, the Company had no restricted cash.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 3:-    SIGNIFICANT ACCOUNTING POLICIES (Cont.)
e.Concentration of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and restricted deposits, marketable debt securities, and derivative instruments.

For cash and cash equivalents and short-term and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets.

The Company maintains its cash and cash equivalents and short-term and restricted deposits with various financial institutions globally that management believes are of high credit quality, and the Company has not experienced any losses on these accounts.

The Company’s marketable debt securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy minimizes credit risk by setting limits for minimum credit rating and maximum concentration per issuer, thereby reducing credit risk concentrations.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 4:-    BUSINESS COMBINATIONS
Base44:

On June 13, 2025, the Company acquired 100% of the outstanding shares of Base44, Inc. (“Base44”), an AI-powered platform that enables users to create custom software and applications using natural language, without traditional coding. Base44’s acquisition is intended to support the Company’s strategy to further expand its suite of AI-driven solutions and access to the application development market.

The total purchase consideration for the acquisition of Base44 was $35,958, consisting of an initial cash payment of $18,058 and contingent consideration related to the earnout arrangement described below, with a preliminary acquisition-date fair value of $17,900. Of the cash consideration, $1,000 was placed in escrow for 12 months to secure certain indemnification obligations. The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations (“ASC 805”).

Under the purchase agreement, the founder of Base44 (the “Founder”) is eligible to receive additional earnout payments, based on certain revenue-related metrics for the calendar years 2025 through 2028. These earnout payments are accounted for as a liability-classified contingent consideration and included in the purchase price for the acquisition, except for certain portions that require the Founder’s continued employment, which are recognized as compensation for post-combination services and expensed over the applicable service period. The contingent consideration was initially recognized as a liability at its preliminary fair value and will be remeasured at fair value on a recurring basis. See Note 5 for additional information.

Additionally, the Founder and certain employees of Base44 are eligible to receive cash retention bonuses and other payments totaling $42,988, subject to their continued service with the Company. These amounts are accounted for as compensation for post-combination services and will be expensed over the requisite service period through 2028.

In connection with the acquisition, the Company will also grant equity awards to the Founder and certain key employees with a total value of $8,000, consisting of restricted stock units (“RSUs”) and performance stock units (“PSUs”). These awards relate to post-combination services and will be recognized as stock-based compensation expense over a four-year vesting period.

The estimates and assumptions regarding the fair value of certain assets acquired and liabilities assumed, including the valuation of intangible assets acquired, and contingent consideration, are subject to change as additional information is obtained during the measurement period. The measurement period will end no later than one year from the acquisition date.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 4:-    BUSINESS COMBINATIONS (Cont.)
The following table summarizes the preliminary purchase price allocation of the fair values of the assets acquired and liabilities assumed at the acquisition date:

Estimated Fair Value

Cash and cash equivalents	$117
Other current assets	65
Intangible assets	2,710
Goodwill	33,471

Total Assets	36,363

Current liabilities	80
Deferred tax liabilities	325

Total Liabilities	405

Initial cash consideration (*)	18,058
Contingent consideration	17,900

Total purchase consideration	$35,958
(*) As of June 30, 2025, an amount of $5,335 had not yet been paid and was recorded within accrued expenses and other current liabilities on the condensed consolidated balance sheet. This amount was subsequently paid in July 2025.

The identified intangible assets acquired consist of technology and a trade name, with preliminary acquisition-date fair values of $2,140 and $570, respectively. The Company utilized an income-based approach to determine the preliminary fair value of these assets. As of the acquisition date, the estimated useful lives of both assets are 5 years. The goodwill generated from the acquisition of Base44 is primarily attributable to the anticipated synergies between the Company’s and Base44’s products and services, and the assembled workforce acquired.

Transaction costs incurred in connection with the acquisition during the six months ended June 30, 2025 totaled $816 and were recorded within general and administrative expenses in the condensed consolidated statement of comprehensive income. Pro forma results for this acquisition were not presented as the effects were not material to the Company's financial results.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 4:-    BUSINESS COMBINATIONS (Cont.)
Hour One:

On May 13, 2025, the Company acquired 100% of the outstanding shares of Hour One AI Ltd. (“Hour One”), a generative AI media platform that enables scalable creation of personalized, studio-quality video and interactive content, for a total cash consideration of $6,667. Of this amount, $1,400 was placed in escrow for 12 months to secure certain indemnification obligations. Hour One’s acquisition aims to strengthen the Company’s access to advanced AI-powered content creation technologies, which the Company believes will shape the future of visual design creation. The acquisition was accounted for as a business combination in accordance with ASC 805.

The purchase agreement also provides for cash retention bonuses totaling $3,000 to the founders and certain key employees of Hour One, contingent upon their continued employment with the Company for up to nine-month period following the closing date. Additionally, the agreement provides for grants of RSUs with an aggregate value of approximately $10,000, which vest over a four-year period subject to continued employment. These cash bonuses and RSU awards are accounted for as compensation for post-combination services and will be recognized as expenses over their respective service periods.

The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the acquisition date:

Estimated Fair Value

Cash and cash equivalents	$569
Other current assets	325
Intangible assets	2,500
Goodwill	4,800

Total Assets	8,194

Current liabilities	1,227
Deferred tax liabilities	300

Total Liabilities	1,527

Purchase cash consideration (*)	$6,667
(*) As of June 30, 2025, an amount of $159 had not yet been paid and was recorded within accrued expenses and other current liabilities on the condensed consolidated balance sheet.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 4:-    BUSINESS COMBINATIONS (Cont.)
The identified intangible assets acquired are comprised of technology, which was valued using an income-based approach and has an estimated useful life of 8 years. The goodwill generated from the acquisition of Hour One is primarily attributable to the expected synergies from the business combination and acquired workforce.

Transaction costs incurred in connection with the acquisition during the six months ended June 30, 2025 totaled $260 and were recorded within general and administrative expenses in the condensed consolidated statement of comprehensive income. Pro forma results for this acquisition were not presented as the effects were not material to the Company's financial results.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 5:- FAIR VALUE MEASUREMENTS
The Company measures certain financial assets and liabilities at fair value on a recurring basis and certain financial and non-financial assets and liabilities at fair value on a non-recurring basis, when a change in fair value or impairment is evidenced or for disclosure purposes. Fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

Level 1 -    Quoted prices in active markets for identical assets or liabilities.

Level 2 -    Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables represent the fair value hierarchy of the Company's financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024:

	June 30, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$430,373	$—	$—	$430,373
Marketable securities	301,960	13,360	—	315,320
Foreign currency derivative assets	—	37,352	—	37,352
Financial liabilities:
Foreign currency derivative liabilities	—	(36,179)	—	(36,179)
Contingent consideration (*)	—	—	17,900	17,900

	$732,333	$14,533	$17,900	$764,766
(*) As of June 30, 2025, the contingent consideration includes $804 classified within accrued expenses and other current liabilities and $17,096 classified within other long-term liabilities on the Company’s condensed consolidated balance sheet.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 5:- FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$450,398	$—	$—	$450,398
Marketable securities	282,384	62,344		344,728
Foreign currency derivative assets	—	13,144	—	13,144
Financial liabilities:
Foreign currency derivative liabilities	—	(2)	—	(2)

	$732,782	$75,486	$—	$808,268

The Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices for identical assets in active markets or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The contingent consideration presented in the table above relates to the Company’s acquisition of Base44, as described in Note 4. The Company estimates the fair value of the contingent consideration using a Monte Carlo simulation, which incorporates forecasted operating results over the earnout periods, market volatility estimates, discount rates, and the earnout formula specified in the purchase agreement. As the fair value measurement relies on significant unobservable inputs, it is classified as a Level 3 fair value measurement.

Assets Measured at Fair Value on a Non-Recurring Basis
Upon the occurrence of certain events, the Company remeasures the fair values of certain assets on a non-recurring basis, which are generally classified within Level 3 of the fair value hierarchy. These assets include equity investments in privately held companies for which the Company utilizes the measurement alternative, property, plant and equipment, right-of-use (“ROU”) assets, intangible assets and goodwill. No material non-recurring fair value remeasurements occurred during the periods presented.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 5:- FAIR VALUE MEASUREMENTS (Cont.)
Assets and Liabilities Measured at Fair Value for Disclosure Purposes Only
Convertible Notes
As of June 30, 2025 and December 31, 2024, the estimated fair value of the Company’s $575,000 aggregate principal amount of 0% coupon Convertible Senior Notes due 2025 (the “2025 Convertible Notes”) was $570,688 and $555,738, respectively. See Note 7 for further information. The fair value of the Convertible Notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted prices of the Convertible Notes in an over-the-counter market.
Other Assets and Liabilities
The carrying values of the Company’s financial instruments, other than those presented above, including cash and cash equivalents, short-term and restricted deposits, trade receivables, trade payables, employees and payroll accruals, and accrued expenses and other current liabilities, approximate fair values due to the short-term maturities of these instruments.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 6:- MARKETABLE SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses and fair value of the Company's marketable debt securities as of June 30, 2025 and December 31, 2024:

	June 30, 2025				December 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value

Available-for-sale debt securities:
U.S. Treasury and other U.S. government agencies securities	$—	$—	$—	$—	$1,997	$—	$(9)	$1,988
Corporate debt securities	13,480	—	(120)	13,360	62,706	(*)	(362)	62,344
	13,480	—	(120)	13,360	64,703	—	(371)	64,332
Trading debt securities: (**)
Debt securities issued by other governments				301,960				280,396

Total	$13,480	$—	$(120)	$315,320	$64,703	$—	$(371)	$344,728
(*) Less than $1.
(**) Net unrealized gains from fair value changes on trading debt securities held as of June 30, 2025, amounted to $27,479.

The following tables present the fair values and unrealized losses of the Company's available-for-sale debt securities, that have been in a continuous unrealized loss position, categorized by the length of time, as of June 30, 2025 and December 31, 2024:

	June 30, 2025
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

U.S. Treasury and other U.S. government agencies securities	$—	$—	$—	$—	$—	$—
Corporate debt securities	8,101	(9)	5,259	(111)	13,360	(120)

Total	$8,101	$(9)	$5,259	$(111)	$13,360	$(120)

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 6:- MARKETABLE SECURITIES (Cont.)

	December 31, 2024
	Less than 12 months		12 months or greater		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

U.S. Treasury and other U.S. government agencies securities	$1,988	$(9)	$—	$—	$1,988	$(9)
Corporate debt securities	55,458	(181)	6,135	(181)	61,593	(362)

Total	$57,446	$(190)	$6,135	$(181)	$63,581	$(371)

The following table outlines the Company's available-for-sale debt securities by contractual maturities, as of June 30, 2025:

	Amortized Cost	Fair Value

Due within one year	$8,110	$8,101
Due between one and five years	5,370	5,259

Total	$13,480	$13,360

For available-for-sale debt securities with unrealized loss positions, the Company does not intend to sell these securities, and it is more likely than not that the Company will hold these securities until maturity or a recovery of the cost basis. No material credit losses for available-for-sale debt securities were recorded during the periods presented.

Amortized cost and fair value balances exclude accrued interest receivable on available-for-sale debt securities, which totaled $159 and $479 as of June 30, 2025 and December 31, 2024, respectively, and were included within prepaid expenses and other current assets in the consolidated balance sheets.

As of June 30, 2025, the Company did not hold any marketable equity securities.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 7:-    CONVERTIBLE NOTES

2025 Convertible notes

In August 2020, The Company issued $575,000 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). The 2025 Convertible Notes will mature on August 15, 2025 unless earlier repurchased or converted. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The 2025 Convertible Notes are convertible at an initial conversion rate of 2.4813 Ordinary Shares per $1,000 principal amount of 2025 Convertible Notes (equivalent to an initial conversion price of approximately $403.01 per Ordinary Share). The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the 2025 Indenture. In addition, following certain corporate events that occur prior to the maturity date, or following Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert his notes in connection with such a corporate event or notice of tax redemption, as the case may be.

Conversion terms of the 2025 Convertible Notes:

Holders could convert their Convertible Notes at their option at any time prior to the close of business on the business day immediately preceding February 15, 2025 only under the following circumstances:

a.During any calendar quarter commencing after December 31, 2020 (and only during such calendar quarter), if the last reported sale price of Company’s Ordinary Shares, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding quarter was greater than or equal to 130% of the conversion price on each applicable trading day.

b.During the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

c.If the Company called the Convertible Notes for a tax redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the tax redemption date; or

d.Upon the occurrence of specified corporate events.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 7:-    CONVERTIBLE NOTES (Cont.)

On or after February 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. The conditions allowing holders of the 2025 Convertible Notes to convert had not been met, and no conversions had occurred as of June 30, 2025. The 2025 Convertible Notes were included within current liabilities in the consolidated balance sheets as of June 30, 2025 and December 31, 2024.

Holders of the 2025 Convertible Notes who convert their Notes in connection with certain corporate events that constitute a make-whole fundamental change (as defined in the 2025 Indenture) are, under certain circumstances, entitled to an increase in the conversion rate. Additionally, in the event of a corporate event that constitutes a fundamental change (as defined in the 2025 Indenture), holders of the 2025 Convertible Notes may require the Company to repurchase all or a portion of their Notes at a price equal to 100% of the principal amount of the 2025 Convertible Notes being repurchased, plus any accrued and unpaid interest.

The Company could not redeem the 2025 Convertible Notes prior to August 21, 2023, except in the event of certain tax law changes. The Company may redeem for cash all or any portion of the 2025 Convertible Notes, at its option, on or after August 21, 2023, if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the 2025 Convertible Notes to be redeemed, plus accrued and unpaid special interest if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The carrying amount of the liability is represented by the face amount of the notes, less total issuance costs, plus any amortization of issuance costs. The total issuance costs upon issuance of the notes were $15,712 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes. Interest expense is recognized at an annual effective interest rate of 0.56% over the contractual term of the notes.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 7:-    CONVERTIBLE NOTES (Cont.)
The net carrying amount of the 2025 Convertible Notes were as follows:

	June 30,	December 31,
	2025	2024

Principal original amount	$575,000	$575,000
Unamortized debt issuance costs	531	2,120

Net carrying amount	$574,469	$572,880

The Company recognized interest expense on the 2025 Convertible Notes as follows:

	Six Months Ended
	2025	2024

Amortization of debt issuance costs	$1,589	$1,581

2025 Capped Call Transactions

In connection with the pricing of the 2025 Convertible Notes, the Company entered into capped call transactions (the “2025 Capped Call Transactions”) with certain of the purchasers of the Convertible Notes.

The 2025 Capped Call Transactions are purchased call options that give the Company the option to purchase the Company's ordinary shares, subject to anti-dilution adjustments substantially identical to those in the 2025 Convertible Notes. The 2025 Capped Call Transactions will expire in August 2025, if not exercised earlier. The 2025 Capped Call Transactions are intended to offset potential dilution to the Company’s ordinary shares and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the Convertible Notes under certain circumstances described in the Capped Call Transactions. The 2025 Capped Call Transactions are separate transactions and are not part of the terms of the Convertible 2025 Notes.

As the Capped Call Transactions are considered indexed to the Company's shares and are considered equity classified, they are recorded in shareholders’ equity (deficiency) on the condensed consolidated balance sheets. The Company paid an aggregate amount of $46,000 for the 2025 Capped Call Transactions. The amount paid for the 2025 Capped Call Transactions was recorded as a reduction to additional paid-in capital in the condensed consolidated balance sheets.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 8:-    LEASES

The Company has entered into operating lease agreements, primarily for office facilities located around the world. These leases expire at various dates through January 2044, including renewal options that are reasonably certain to be exercised. The Company's Headquarters Lease is its most significant lease.

The Company entered into a lease agreement for its corporate headquarters in April 2019 (the "Headquarters Lease"). According to the Headquarters Lease, the landlord constructed approximately 80,000 square meters (approximately 861,112 square feet) in Tel Aviv, Israel (the "Premises"), which are leased to the Company and serve as its corporate headquarters. The transfer of possession of the Premises to the Company took place in two phases, in 2022 and 2023. The initial lease term is 10 years, which commenced upon the transfer of possession of the first phase of the Premises. The Company has options to extend the lease for additional periods of up to 15 years, most of which are at its sole discretion and were included in the lease term for accounting purposes, as their exercise was determined to be reasonably certain. Lease payments under the Headquarters Lease are denominated in NIS and are linked to changes in the Israeli Consumer Price Index.

The components of lease expense were as follows for the periods presented:

	Six Months Ended June 30,
	2025	2024

Operating and variable lease cost	$20,780	$21,423
Short-term lease cost	985	961

Total operating lease cost	$21,765	$22,384

The weighted-average remaining lease term and discount rate related to operating leases were as follows:

	June 30,	December 31,
	2025	2024

Weighted average remaining lease term	17.49	17.93
Weighted average discount rate	5.8%	5.8%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 8:-    LEASES (Cont.)

Cash payments related to operating lease liabilities for the six months ended June 30, 2025 and 2024, were $24,969 and $15,328, respectively.

The maturities of the Company’s operating lease liabilities were as follows:

June 30, 2025

Remainder of 2025	$12,363
2026	42,367
2027	41,389
2028	41,420
2029	40,136
Thereafter	502,879

Total undiscounted lease payments	$680,554

Less imputed interest	$254,987

Total lease liabilities	$425,567

The Company subleases certain unused office space to third parties. Sublease income was immaterial for the periods presented.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 9:-    COMMITMENTS AND CONTINGENT LIABILITIES

Legal contingencies:

As of June 30, 2025, the Company is not involved in any claims or legal proceedings which require accrual of liability for the estimated loss or disclosure.

NOTE 10:-    SHAREHOLDERS' EQUITY

a.Share-based compensation:

In October 2013, the Company's Board of Directors (the “Board”) adopted a new Employee Shares Incentive Plan – the 2013 Incentive Compensation Plan, as amended from time to time, most recently on December 7, 2023 (the "2013 Plan"). The 2013 Plan provides for the grant of options, restricted shares, RSUs and PSUs.

Under the 2013 Plan, as of June 30, 2025, an aggregate of 1,727,324 shares were still available for future grant. Each option granted under the Plan expires no later than ten years from the date of grant. The vesting period of the options is generally four years, unless the Board or the Board's Compensation Committee determines otherwise. Any option which is forfeited or cancelled before expiration becomes available for future grants.

The total share-based compensation expense related to all of the Company's equity-based awards, which include options, RSUs, PSUs and employee share purchase rights issued pursuant to the Company's ESPP and recognized for the six months ended June 30, 2025 and 2024, was comprised as follows:

	Six Months Ended June 30,
	2025	2024

Cost of revenues	$6,792	$7,106
Research and development	63,589	61,884
Selling and marketing	18,223	19,689
General and administrative	31,096	29,349

Total share-based compensation expense	$119,700	$118,028

Total unrecognized compensation cost amounted to $406,146 as of June 30, 2025, and is expected to be recognized over a weighted average period of approximately 2.70 years.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    SHAREHOLDERS' EQUITY (Cont.)

b.Options granted to employees:

A summary of the activity in options granted to employees for the six months ended June 30, 2025 is as follows:

	Number of options	Weighted average exercise price	Weighted Average remaining contractual term (in years)	Aggregate intrinsic value

Balance at December 31, 2024	3,165,633	$107.86	4.38	$355,730

Granted	41,390	224.18
Exercised	(178,910)	102.66
Forfeited	—	—

Balance at June 30, 2025	3,028,113	109.76	3.92	190,605

Exercisable at June 30, 2025	2,853,927	107.41	3.67	185,970

Vested and expected to vest at June 30, 2025	3,023,143	$109.72	3.91	$190,402

The Company estimates the fair value of share options granted using the Black-Scholes-Merton option-pricing model. The following table set forth the parameters used in computation of the options compensation to employees for the six months ended June 30, 2025:

Six Months Ended June 30,
2025

Expected volatility	59.53%
Expected dividends	0%
Expected term (in years)	5.13
Risk free rate	4.27%-4.31%

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 10:-    SHAREHOLDERS' EQUITY (Cont.)

The following table set forth the parameters used in computation of the ESPP for the six months ended June 30, 2025:

Six Months Ended June 30,
2025

Expected volatility	40.52%-43.55%
Expected dividends	0
Expected term (in years)	0.5
Risk free rate	4.21%-4.84%

c.A summary of RSUs and PSUs activity for the six months ended June 30, 2025, is as follows:

	Number of shares	Weighted average grant date fair value per share

Unvested as of December 31, 2024	3,343,704	$116.59

Granted	1,138,194	194.23
Vested	(846,671)	124.84
Forfeited	(97,182)	116.56

Unvested as of June 30, 2025	3,538,045	$139.60

The total fair value of RSUs and PSUs vested during the six months ended June 30, 2025 was $147,951.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 11:-    BASIC AND DILUTED NET INCOME PER SHARE
The following table sets forth the computation of the basic and diluted net income per share for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
Numerator:

Net income	$91,469	$63,520
Add: Interest expense on Convertible Notes (*)	1,589	—

Net income excluding interest expense on Convertible Notes	$93,058	$63,520

Denominator:

Basic weighted-average shares used to compute net income per share	55,807,604	55,730,296

Weighted-average effect of dilutive ordinary shares:

Employee stock options and ESPP shares	1,378,142	1,433,606
RSUs and PSUs	1,405,308	1,209,553
Convertible Notes	1,426,748	—

Dilutive weighted-average shares used to compute net income per share	60,017,802	58,373,455

Basic net income per share	$1.64	$1.14

Diluted net income per share	$1.55	$1.09
(*) When the Convertible Notes are dilutive, the associated interest expense, net is added back to net income when calculating diluted net income per share.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 11:-    BASIC AND DILUTED NET INCOME PER SHARE (Cont.)

The following potentially dilutive shares were excluded from the diluted income per share calculations for the periods presented because their effect would have been anti-dilutive:

	Six Months Ended June 30,
	2025	2024

Employee stock options and ESPP shares	485,910	1,038,953
RSUs and PSUs	782,394	365,229
Convertible Notes	—	1,426,748

	1,268,304	2,830,930

NOTE 12:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.Wix is a leading, global, web development platform for millions of creators, delivering its solutions through a SaaS model. The Company generates revenues from Creative Subscriptions and Business Solutions.

The Company operates in one operating and reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer, who utilizes consolidated measures of profit or loss to evaluate the Company's overall performance and inform resource allocation decisions. The measure of profit or loss most consistent with GAAP used by the CODM is consolidated net income, as presented in the consolidated statements of comprehensive income. This measure is primarily utilized to assess budget-to-actual variances and to compare against historical performance.

The Company’s significant segment expenses are those presented in the consolidated statements of comprehensive income. No supplemental expense information beyond what is disclosed in these condensed consolidated financial statements is regularly provided to the CODM. The measure of segment assets is total assets, as presented in the consolidated balance sheets.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 12:-    SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.The following table presents total revenues by geographic area, based on the location of the end customer, for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024

North America (*)	$580,704	$512,703
Europe	244,265	212,289
Latin America	34,088	33,834
Asia and others	104,524	96,696

	$963,581	$855,522

(*)    Includes revenue from the United States in amount of $538,349 and $506,943 for the six months ended June 30, 2025 and 2024, respectively.

c.The following table presents long-lived assets and ROU assets by geographic area as of June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024

Europe and Asia (*)	$502,918	$516,499
North America	12,257	11,517

	$515,175	$528,016

(*)    As of June 30, 2025 and December 31, 2024, long-lived assets and ROU assets located in Israel amounted to $483,841 and $495,354, respectively.

WIX.COM LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)
NOTE 13:-    INCOME TAXES

The Company's provision for, or benefit from, income taxes in interim periods is determined by using an estimated annual effective tax rate as prescribed under ASC 740, Income Taxes (“ASC 740”), adjusted for discrete items, if any, that are taken into account in the relevant period. The Company updates its estimate of the annual effective tax rate each period and makes cumulative adjustments if its estimated annual tax rate changes.

The Company recorded an income tax benefit of $42,116 for the six months ended June 30, 2025, compared to an income tax expense of $6,271 for the six months ended June 30, 2024.

The Company periodically evaluates the realizability of its deferred tax assets, taking into consideration all available positive and negative evidence. In prior reporting periods, the Company had concluded that a valuation allowance was required against the majority of its deferred tax assets. As of June 30, 2025, the Company determined that a valuation allowance is no longer necessary, primarily due to its transition to profitability in recent years, which represents objective and verifiable evidence, along with anticipated future taxable income. When a change in valuation allowance is recognized during an interim period, the change in valuation allowance resulting from current year income is included in the annual effective tax rate, and the release of valuation allowance supported by projections of future taxable income is recorded as a discrete tax benefit in the interim period. The income tax benefit for the six months ended June 30, 2025 includes a discrete tax benefit of $53,708, relating to the release of the valuation allowance associated with the Company’s deferred tax assets.

NOTE 14:-    SUBSEQUENT EVENTS

a.On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted. OBBBA amends U.S. tax law, including provisions related to bonus depreciation, research and development and foreign derived intangible income. The Company is currently evaluating the impact of the OBBBA on its condensed consolidated financial statements.

b.In August 2025, the Company repurchased 790,779 ordinary shares for $100,000. In addition, the Board approved an increase to its program to repurchase the Company's securities (ordinary shares and/or Convertible Notes) by an additional amount of $200,000, subject to the satisfaction of certain conditions. If such conditions are satisfied, the aggregate amount that will be available under the repurchase program will be $400,000.

c.In August 2025, the Company repaid the $575,000 principal amount of its 2025 Convertible Notes, upon their scheduled maturity date. See Note 7 for additional information.